Results of Special Meeting of Shareholders of Strong Balanced Asset Fund

At a Special Meeting of Shareholders of the Fund held on February 28, 2003, shareholders approved the following proposal:

To approve the Plan of Reorganization of Strong Balanced Stock Fund, Inc. on behalf of the Strong Balanced Asset Fund, including an amendment to the Articles of Incorporation, as described in the Proxy Statement/Prospectus, and the transactions it contemplates.

           For             Against             Abstain
           ---             -------             --------
       499,438.146       31,606.094           8,599.194